[redacted]

08028700

ES

E COMMISSION

20549

BB 3/6

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44516

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oriental Financial Services Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Orintal Finacial Services, Corp, Prof.Office Park VI,997 San Roberto St.
(No. and Street)

San Juan, (City) Puerto Rico (State) 00926 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Dunn 787-474-1993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP.
(Name – *if individual, state last, first, middle name*)

American Internatioanl Plaza
250 Munoz Rivera Ave., Suite 1100 Hato Rey, P.R. 00918
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick J. Dunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oriental Financial Services, Corp., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit 5416

Patrick J. Dunn
Signature

SVP-PRINCIPAL
Title

Notary Public

JUAN D. BERRIOS
NIHIL PRIUS FIDE
ABOGADO NOTARIO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Financial Statements and Supplemental Schedules

December 31, 2007 and 2006

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Independent Auditors' Report

The Board of Directors
Oriental Financial Services Corp.:

We have audited the accompanying statements of financial condition of Oriental Financial Services Corp. (the Company) (a wholly owned subsidiary of Oriental Financial Group Inc.) as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oriental Financial Services Corp. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2008

Stamp No. 2222046 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statements of Financial Condition

December 31, 2007 and 2006

Assets		**2007**	**2006**
Cash and cash equivalents	$	2,134,399	4,678,933
Deposit with clearing organization		50,000	50,000
Receivables from broker-dealers and other		244,481	266,222
Securities owned – at fair value		1,121,879	243,406
Prepaid expenses and other assets, including prepaid income tax of $150,085 and $104,237 in 2007 and 2006, respectively		300,945	163,563
Property and equipment, net of accumulated depreciation and amortization of $547,343 and $804,184 in 2007 and 2006, respectively		5,759	56,198
Total assets	$	3,857,463	5,458,322
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable and accrued expenses	$	91,387	111,110
Due to affiliate		150,190	52,396
Total liabilities		241,577	163,506
Stockholder's equity:			
Common stock, $1 par value. Authorized, issued, and outstanding 1,000 shares		1,000	1,000
Additional paid-in capital		4,739,861	4,739,861
Retained earnings (accumulated deficit)		(1,124,975)	553,955
Total stockholder's equity		3,615,886	5,294,816
Commitments and contingencies			
Total liabilities and stockholder's equity	$	3,857,463	5,458,322

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statements of Operations

Years ended December 31, 2007 and 2006

		2007	2006
Revenue:			
Commissions	$	4,996,697	4,486,212
Interest and dividends		225,729	212,683
Investment banking		125,870	3,153,333
Other income		58,199	66,719
Total revenue		5,406,495	7,918,947
Expenses:			
Employee compensation and benefits		2,726,590	2,279,825
Management and service fees, including fee to affiliate of $2,109,520 and $2,074,541 in 2007 and 2006, respectively		2,315,279	2,194,779
Communications		131,433	213,226
Clearing broker fees		417,091	503,433
Advertising and promotion		405,254	139,351
Occupancy and equipment		392,507	448,117
Professional services		135,221	152,810
Taxes other than payroll and income taxes		100,892	93,468
Other		487,116	452,824
Total expenses		7,111,383	6,457,833
Income (loss) before income taxes		(1,704,888)	1,461,114
Income tax expense (benefit)		(25,959)	32,184
Net income (loss)	$	(1,678,929)	1,428,930

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2007 and 2006

		Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Total
Balance at December 31, 2005	$	1,000	4,739,861	(874,975)	3,865,886
Net income		—	—	1,428,930	1,428,930
Balance at December 31, 2006		1,000	4,739,861	553,955	5,294,816
Net loss		—	—	(1,678,930)	(1,678,930)
Balance at December 31, 2007	$	1,000	4,739,861	(1,124,975)	3,615,886

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statements of Cash Flows

Years ended December 31, 2007 and 2006

		2007	2006
Cash flows from operating activities:			
Net income (loss)	$	(1,678,930)	1,428,930
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization		50,439	142,643
Changes in operating assets and liabilities:			
Receivables from broker-dealers and other		21,741	(82,051)
Special reserve		—	19,605
Due from affiliate		—	45,104
Securities owned – net		(878,473)	(97,801)
Prepaid expenses and other assets		(137,382)	(50,381)
Accounts payable and accrued expenses		(19,723)	10,429
Due to affiliate		97,794	52,396
Net cash provided (used in) by operating activities		(2,544,534)	1,468,874
Cash and cash equivalents – beginning of year		4,678,933	3,210,059
Cash and cash equivalents – end of year	$	2,134,399	4,678,933
Supplemental disclosure of cash flow information:			
Cash paid during the year for income taxes	$	18,805	19,073

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

Organization and Description of Business

Oriental Financial Services Corp. (the Company) is a wholly owned subsidiary of Oriental Financial Group Inc. (the Group) and is incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in brokerage, underwriter syndicate and offerings, and investment advisory services in Puerto Rico and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. The Company is approved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and does not carry customer accounts; accordingly, it is exempt from the Customer Protection Rule (SEC Rule 15c3-3) pursuant to Provision K(2)(ii) of such rule.

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles. The following is a summary of the Company's most significant accounting policies:

(a) Basis of Presentation

The financial statements of the Company are prepared for the purpose of complying with statutory requirements of the Commonwealth of Puerto Rico, the U.S. Securities and Exchange Commission (SEC), and the FINRA.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the statements of financial condition and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Securities owned are carried at fair value and the changes in fair value are included as income (loss) for the reporting period.

(d) Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis using estimated useful lives, which range from three to ten years.

(e) ***Commissions***

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(f) ***Investment Banking Revenue***

Investment banking revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue also includes fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

(g) ***Other Income and Expenses***

Other income and expenses are accounted for on the accrual basis.

(h) ***Accounting for Transfers of Financial Assets and Extinguishments of Liabilities***

The Company recognizes the financial assets it controls and the liabilities it has incurred. At the same time, it derecognizes financial assets when control has been surrendered and liabilities when they are extinguished.

(i) ***Income Taxes***

The Company follows an asset and liability approach to the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted laws and rates applicable to periods in which temporary differences will be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

(j) ***Cash Equivalents***

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business. Cash equivalents include money market investments amounting to $2,134,399 and $4,678,933 as of December 31, 2007 and 2006, respectively.

(k) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(l) Reclassifications

Certain amounts in the 2006 statement of operations were reclassified to conform to the 2007 presentation.

(m) Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Board (FASB) issued FASB Statement No. 157, *Fair Value Measurement* (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures. The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of Statement 157's fair-value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Company is currently evaluating the impact of adopting Statement 157 on its results of operations and financial position.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115* (Statement 159). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. Statement 159 is effective for the Company's 2008 fiscal year. The Company is currently evaluating the impact the adoption of this statement could have on its financial condition, results of operations, and cash flow.

(2) **Securities Owned**

Securities owned at December 31, 2007 and 2006, carried at market value, are as follows:

		2007	2006
Government National Mortgage Association Certificates	$	989,066	—
Federal Home Loan Mortgage Association Certificates		50,022	—
Puerto Rico government securities		3,900	22,868
Collateralized mortgage obligation		—	47,550
Other equity securities		78,891	172,988
Total	$	1,121,879	243,406

(3) **Clearing Agreement**

The Company has entered into a clearing agreement (the Agreement) with National Financial Services Corp. (NFSC). NFSC is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreement, NFSC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults.

(4) **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3 l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3 l also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007 and 2006, the Company had net capital of $3,034,665 and $4,839,049, respectively, which was $2,784,665 in 2007 and $4,589,049 in 2006 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness of net capital was for 2007 and 2006, 0.08 to 1 and 0.03 to 1, respectively.

(5) **Transactions with Affiliated Companies**

The Company receives technical, operational, and consulting services from Oriental Bank & Trust (the Bank), for which it is charged a management and service fee. For the years ended December 31, 2007 and 2006, the Company was charged $2,002,397 and $2,074,541, respectively, by its affiliate for these services.

During the year ended December 31, 2006, the Company participated as underwriter in a private placement in which it sold notes to the Bank, its affiliate, receiving fees of approximately $452,000, included as investment banking revenue in the accompanying statements of operations.

(6) Income Taxes

The Company is subject to Puerto Rico income tax at rates ranging from 20% to 39%. However, for the year ended December 31, 2006, the Company's taxable income was substantially offset by net operating loss carried forward from prior years. No taxable income was reflected in 2007. The deferred tax asset resulting from the net operating loss carryforward generated in prior years has been totally offset by a valuation allowance, given that it is more likely than not that such benefit will not be realized. At December 31, 2007 and 2006, the Company has net operating loss carryforwards for income tax purposes of approximately $2,600,000 and $925,000, respectively, which are available to offset future taxable income, if any, through 2012.

(7) Contingencies

In the normal course of business, the Company executes settles, and finances customer, correspondent, and proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

Under the Securities Exchange Act of 1934

December 31, 2007

Computation of Net Capital

Total stockholder's equity from statement of financial condition	$	3,615,886
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital		3,615,886
Add:		
Allowable subordinated liabilities		—
Other (deductions) or allowable credits		—
Total capital and allowable subordinated liabilities		3,615,886
Deductions and/or charges:		
Total nonallowable assets		450,420
Capital charges for spot and commodity futures		—
Other deductions and/or charges		20,000
		(470,420)
Other additions and/or allowable credits		
Net capital before haircuts on securities positions		3,145,466
Haircuts on securities:		
Contractual commitments		—
Subordinated debt		—
Exempt investment securities		—
Debt securities		195
Other securities		110,606
Undue concentration		—
Other		—
		(110,801)
Net capital	$	3,034,665

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$	16,105
Minimum dollar requirement		250,000
Net capital requirement (greater of two amounts above)		250,000
Net capital		3,034,665
Excess net capital		2,784,665
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		3,010,507

Note: No material difference exists between the audited Computation of Net Capital and the corresponding schedules in the Company's unaudited December 31, 2007, Form X-17A-5, Part II-A filing.

(Continued)

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

Under the Securities Exchange Act of 1934

December 31, 2007

Computation of Aggregate Indebtedness

Aggregate indebtedness from statement of financial condition	$	241,577
Add:		
Draft for immediate credit		—
Market value of securities borrowed where no equivalent is paid or credited		—
Other		—
Total aggregate indebtedness	$	241,577
Ratio – aggregate indebtness to net capital		.08 to 1

Schedule of Nonallowable Assets

Receivable from broker-dealers and other	$	150,699
Prepaid expenses and other assets		293,962
Property and equipment, net		5,759
Total nonallowable assets	$	450,420

See accompanying independent auditors' report.

Schedule II

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
for Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934

Years ended December 31, 2007 and 2006

The Company has entered into a clearing agreement (the Agreement) with National Financial Services Corp. (NFSC). Under the terms of the Agreement, NFSC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 for the years ended December 31, 2007 and 2006.

See accompanying independent auditors' report.

Schedule III

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Years ended December 31, 2007 and 2006

There were no liabilities subordinated to claims of general creditors during the years ended December 31, 2007 and 2006.

See accompanying independent auditors' report.

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g) (1)

The Board of Directors and Stockholder
Oriental Financial Services Corp.:

In planning and performing our audits of the financial statements of Oriental Financial Services Corp. (the Company) (a wholly owned subsidiary of Oriental Financial Group), as of and for the years ended December 31, 2007 and 2006 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2008

Stamp No. 2222047 of the Puerto Rico
Society of Certified Public Accounts
was affixed to the record copy of this report.

END